SECU 16003170 [ON

Mail Processing
Section

FEB 26 2016

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-16750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

30 EAST SEVENTH STREET, SUITE 1300
(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN WADDELL/ROBERT P JOHNSON 651—227—7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP
(Name – *if individual, state last, first, middle name)*

7500 FLYING CLOUD DR., SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT P JOHNSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

JODI LYNNE TAGESSEN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2019

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statements of Financial Condition.
☒ (c) Statements of Income (Loss).
☒ (d) Statements of Changes in Financial Condition.
☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (1)
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
(1) Not Applicable.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AEI Securities, Inc.

We have audited the accompanying statements of financial condition of AEI Securities, Inc. as of December 31, 2015, and 2014 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of AEI Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Securities, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audit of AEI Securities, Inc.'s financial statements. The supplemental information is the responsibility of AEI Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 25, 2016

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2015	December 31, 2014
Assets:		
Cash	$ 473,712	$ 446,386
Receivable from Related Companies	10,125	10,002
Prepaid Expenses	2,550	2,550
Total Assets	$ 486,387	$ 458,938

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2015	December 31, 2014
Liabilities:		
Commissions Payable	$ 59,317	$ 73,476
Payable to Related Companies	9,420	10,144
Total Liabilities	68,737	83,620
Commitments and Contingencies	0	0
Stockholder's Equity:		
Common Stock, no par value; 2,500 shares authorized, issued and outstanding	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	367,650	325,318
Total Stockholder's Equity	417,650	375,318
Total Liabilities and Stockholder's Equity	$ 486,387	$ 458,938

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

	Year Ended December 31	
	2015	2014
Revenues:		
Commissions	$ 2,151,423	$ 1,509,183
Interest	1,176	1,131
Total Revenues	2,152,599	1,510,314
Expenses:		
Commissions Reallowed	1,945,157	1,388,579
General and Administrative	15,110	15,590
Total Expenses	1,960,267	1,404,169
Net Income	192,332	106,145

RETAINED EARNINGS

	2015	2014
Balance, beginning of year	325,318	319,173
Distributions to Stockholder	(150,000)	(100,000)
Balance, end of year	$ 367,650	$ 325,318

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2015	2014
Cash Flows from Operating Activities:		
Net Income	$ 192,332	$ 106,145
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Increase in Receivable from Related Companies	(123)	(7,008)
Decrease in Prepaid Expenses	0	2,002
Increase (Decrease) in Commissions Payable	(14,159)	18,728
Increase (Decrease) in Payable to Related Companies	(724)	5,649
Total Adjustments	(15,006)	19,371
Net Cash Provided By Operating Activities	177,326	125,516
Cash Flows from Financing Activities:		
Distributions to Stockholder	(150,000)	(100,000)
Net Increase in Cash	27,326	25,516
Cash, beginning of year	446,386	420,870
Cash, end of year	$ 473,712	$ 446,386

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. Mr. Johnson is also the sole stockholder and President of AEI Fund Management, Inc., which provides management services to the Company.

The Company's major source of income is commissions earned on the sale of units in limited partnerships that have been organized by Mr. Johnson and affiliated entities. Revenue is recognized when the proceeds from the sale of units are accepted by the limited partnerships.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2015 and 2014, these reimbursements totaled $97,102 and $75,586, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2015 and 2014, the Company had adjusted net capital of $404,975 and $362,766, respectively, which exceeded the required adjusted net capital by $399,975 and $357,191, respectively. As of December 31, 2015 and 2014, the ratio of aggregate indebtedness to net capital was .17 to 1 and .23 to 1, respectively.

(4) Subsequent Events –

The Company has evaluated subsequent events through February 25, 2016, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

SCHEDULE I

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES & EXCHANGE COMMISSION DECEMBER 31, 2015

Total Assets	$	486,387
Less – Aggregate Indebtedness		68,737
Unadjusted Capital		417,650
Adjustments:		
Receivable from Related Companies		(10,125)
Prepaid Expenses		(2,550)
Adjusted Net Capital	$	404,975
Ratio of Aggregate Indebtedness to Adjusted Net Capital		0.17:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2015 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

SCHEDULE II

AEI SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES & EXCHANGE COMMISSION DECEMBER 31, 2015

AEI Securities, Inc. is exempt from Rule 15c3-3 as it does not carry customer funds or securities. Thus, no reconciliation is necessary.

SCHEDULE III

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES & EXCHANGE COMMISSION DECEMBER 31, 2015

AEI Securities, Inc. is exempt from Rule 15c3-3 under Subparagraph k(2)(i) as it does not possess, control or otherwise hold customer funds or securities.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(i), in which (1) AEI Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which AEI Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) AEI Securities, Inc. stated that they met the identified exemption provisions throughout the most recent calendar year without exception. AEI Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the AEI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 25, 2016

AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", AEI Securities, Inc. (the "Company"), states that to the best of its knowledge and belief:

1. The Company claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) from January 1, 2015 – December 31, 2015.

2. The Company has met the identified exemption provisions under Rule 15c3-3 for this period without exception.

AEI SECURITIES, INC.

I, Robert P. Johnson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Robert P. Johnson
President

February 25, 2016

1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
VOICE 800-328-3519 | FAX 651-227-7705 | WEBSITE www.aeifunds.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

AEI SECURITIES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1300 WELLS FARGO PLACE, 30 SEVENTH STREET EAST [20]
(No. and Street)

ST. PAUL [21]	MN [22]	55101-4901 [23]
(City)	(State)	(Zip Code)

SEC. FILE NO.

8-16750 [14]

FIRM ID NO.

6158 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/15 [24]

AND ENDING (MM/DD/YY)

12/31/15 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

KRISTIN WADDELL/ROBERT P JOHNSON [30]   (651) 227-7333 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25 day of February 2016

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/15 [99]
SEC FILE NO. 8-16750 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 473,712 [200]		$ 473,712 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	10,125 [600]	10,125 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	2,550 [735]	2,550 [930]
12. Total Assets	$ 473,712 [540]	$ 12,675 [740]	$ 486,387 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC.

as of 12/31/15

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		59,317	1115		1305	59,317	1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		9,420	1205		1385	9,420	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 68,737	1230	$	1450	$ 68,737	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			12,500	1792
C. Additional paid-in capital			37,500	1793
D. Retained earnings			367,650	1794
E. Total			417,650	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 417,650	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 486,387	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC. as of 12/31/15

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	417,650	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				417,650	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	417,650	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 12,675	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(12,675)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	404,975	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	404,975	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC. — as of 12/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,582	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	399,975	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	398,101	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	68,737	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	68,737	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	16.97	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups		439,234	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		309	3995
9. Total revenue		$ 439,543	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other brokers-dealers		409,435	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		4,096	4100
16. Total expenses		$ 413,531	4200
NET INCOME			
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 26,012	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 26,012	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal Income taxes and extraordinary items		10,076	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/15 to 12/31/15

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 441,638	4240
A. Net income (loss)		26,012	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])	50,000	4270
2. Balance, end of period (from item 1800)		$ 417,650	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

AEI SECURITIES, INC. as of 12/31/15

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

BOULAY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
AEI Securities, Inc.
Saint Paul, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by AEI Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2015, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2015 supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 25, 2016

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	**SIPC-7** (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2389*********************MIXED AADC 220
016750 FINRA DEC
AEI SECURITIES INC
1300 WELLS FARGO PLACE
30 7TH ST E
SAINT PAUL MN 55101-4914

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert P Johnson 651-227-7333

2. A. General Assessment (item 2e from page 2)		$ 519
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/23/15 Date Paid		(269)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		250
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 250
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 250	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AEI Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 16.

CHIEF EXECUTIVE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,152,599

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):
Commissions reallowed to participating broker-dealer from revenue associated with the sale of LP Units. 1,945,157
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,945,157

2d. SIPC Net Operating Revenues $ 207,442

2e. General Assessment @ .0025 $ 519

(to page 1, line 2.A.)

Confidential Private Placement Memorandum **Memorandum No.________**
Dated June 17, 2013

AEI

NATIONAL INCOME PROPERTY FUND VIII

$200,000,000 of Limited Partnership Units
Offering Price: $10.00 per Unit
Minimum Purchase: 2,500 Units

AEI National Income Property Fund VIII ("Fund VIII" or "Fund") will acquire, without debt, a diversified portfolio of net leased, single tenant, income-producing commercial properties that are 100% leased to major national and regional creditworthy corporate tenants. The investment goals of Fund VIII are to provide current income, capital growth potential, and comparatively lower investment risk than real estate programs that utilize leverage. The General Partner expects to actively manage the Fund's assets, which means that the Fund intends to sell properties from time to time, distribute some or all of the proceeds from the sale, and reinvest the remaining proceeds in similar properties. Not earlier than five years or later than seven years following completion of the Fund's offering phase, it will present for vote by its investors the alternative of liquidating its assets and terminating operations or continuing to operate. If the holders of a majority of the outstanding units vote to liquidate, the Fund will undertake an orderly disposition of its assets and wind up its business. If the holders of a majority of the outstanding units vote to continue its operations, then the Fund will do so, and solicit a vote by its investors on the same question in another five years. Any other undertaking for liquidation, except as described above, will require an affirmative vote of holders of at least two-thirds of the then outstanding units.

Fund VIII is offering 20,000,000 units of limited partnership interest at a price of $10.00 per unit to investors who qualify as "Accredited Investors" under federal securities laws. The General Partner may supplement this Memorandum to increase the size of the offering by up to an additional 10,000,000 units if it is oversubscribed. The price per unit is $9.35 if investors are purchasing through an investment advisor who does not receive a commission on the transaction. The minimum purchase is 2,500 units. Commission discounts for individual orders of $5,000,000 or more may be negotiated by selling group member firms. If the Fund has not received orders and payment for 100,000 units before October 31, 2014, all subscriptions will be returned to investors and the offering will be terminated. This offering will continue for 24 months from the date that initial subscription proceeds are released from escrow or until such time as the Fund is fully subscribed, although the General Partner may extend such offering period for up to 12 months.

Investors must rely upon their own examination of this Memorandum in making a decision to invest. No regulatory authority has recommended this investment and no regulatory authority has confirmed the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense. Fund VIII has not registered the sale of these units under federal or state securities laws and the units will therefore be "restricted securities" under those laws. Accordingly, investors may not be able to resell the units without registering their sale, or providing the Fund with an opinion of counsel that the sale is exempt from registration. The Fund is not required to register the units or to facilitate the development of a market in the units and does not expect a market to develop. Because of these limitations, the units may not be readily saleable or transferable and investors must, therefore, purchase them for investment and not for resale. Investors are advised to read the "Risks" detailed on Pages 7 to 12 of this Memorandum. Fund VIII believes the most significant investment risks include the following:

- Investors will not be able to evaluate properties prior to their purchase by the Fund.
- The General Partner will receive compensation from the Fund whether it operates profitably or not.
- The General Partner will be subject to conflicts of interest in managing the Fund.
- The General Partner will make all operating decisions for the Fund, including when to purchase and sell properties.
- The timing of the purchase and sale of properties may expose the Fund to changing rental rates and property prices.

Fund VIII has retained AEI Securities, Inc., an Affiliate, to act as dealer-manager for this offering. AEI Securities will endeavor to form a selling group of FINRA securities dealers to offer the units to accredited investors on a "best efforts" basis. The following table shows the net proceeds that the Fund expects to receive from this offering.

		Total	
	Per Unit	Minimum	Maximum
Offering price	$ 10.00	$1,000,000	$200,000,000
Commissions	.70	70,000	14,000,000
Organization and offering costs	.50	50,000	10,000,000
Proceeds to Fund VIII	$ 8.80	$ 880,000	$176,000,000

AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • *aeifunds.com*